Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: June 8, 2021

Churchill Capital Corp II and Skillsoft Expect to Close on June 11, 2021

NEW YORK, June 8, 2021 – Churchill Capital Corp II, (“Churchill II” or the “Company”) (NYSE:CCX), a special purpose acquisition company which has entered into a definitive agreement to merge with Software Luxembourg Holding S.A. ("Skillsoft"), a global leader in digital learning and talent management solutions, affirms the expectation of closing the transaction on Friday, June 11, 2021, which will also represent a significant step towards completing Churchill II’s pending acquisition of Albert DE Holdings Inc. (“Global Knowledge”), a worldwide leader in IT and professional skills development.

Churchill II highlights positive transaction attributes including:

•	Prosus, whose $500m strategic equity investment related to Churchill II's acquisition of Skillsoft and Global Knowledge cleared regulatory review as announced on May 13, 2021, which is available here, plans to, upon completion of the merger, nominate Patrick Kolek, Prosus Group Chief Operating Officer, as Chairperson of the Board of the Company, and Larry Illg, CEO Prosus EdTech and Food, as a Director of the Company.
•	The Company has announced its post-merger management team on June 7, 2021, which is available here.
•	Skillsoft and Global Knowledge continue to perform in line with Churchill’s internal plan and the Company is reaffirming the combined Skillsoft-Global Knowledge FY 2022 outlook for Adjusted Gross Revenue and Adjusted EBITDA in the range of $645-675 million and $155-175 million, respectively, as previously disclosed in the Company’s press release on May 13, 2021, which is available here, and investor presentation on May 19, 2021, which is available here.

About Churchill Capital Corp II

Churchill Capital Corp II was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, visit churchillcapitalcorp.com.

About Skillsoft

Skillsoft delivers digital learning, training, and talent solutions to help organizations unleash their edge. Leveraging immersive, engaging content, Skillsoft enables organizations to unlock the potential in their best assets — their people — and build teams with the skills they need for success. Empowering 45 million learners and counting, Skillsoft democratizes learning through an intelligent learning experience and a customized, learner-centric approach to skills development with resources for Leadership Development, Business Skills, Technology and Developer, Digital Transformation, and Compliance. For more information, visit www.skillsoft.com.

About Global Knowledge

Global Knowledge is a world leader in technology skills training, supporting major enterprises and IT professionals with innovative and flexible learning solutions and offering authorized content from major technology providers. Global Knowledge delivers training in multiple modalities, both on-demand and instructor-led through virtual delivery and classrooms, blended formats and customized on-site training, directly and through a worldwide partner network. For more information, visit www.globalknowledge.com.

About Prosus

Prosus is a global consumer internet group and one of the largest technology investors in the world. Operating and investing globally in markets with long-term growth potential, Prosus builds leading consumer internet companies that empower people and enrich communities.

The group is focused on building meaningful businesses in the online classifieds, food delivery, payments and fintech, and education technology sectors in markets including India, Russia, and Brazil. Through its ventures team, Prosus invests in areas including health, logistics, blockchain, and social commerce. Prosus actively seeks new opportunities to partner with exceptional entrepreneurs who are using technology to improve people’s everyday lives.

Every day, millions of people use the products and services of companies that Prosus has invested in, acquired or built, including Avito, API Holdings, Brainly, BUX, BYJU'S, Bykea, Codecademy, DappRadar, DeHaat, dott, ElasticRun, eMAG, Eruditus, Honor, iFood, Klar, LazyPay, letgo, Meesho, Movile, Oda, OLX, PayU, Quick Ride, Red Dot Payment, Remitly, Republic, Shipper, SimilarWeb, Skillsoft, SoloLearn, Swiggy, Udemy and Wolt.

Today, Prosus companies and associates help improve the lives of around a quarter of the world's population.

Prosus has a primary listing on Euronext Amsterdam (AEX:PRX) and secondary listings on the Johannesburg Stock Exchange (XJSE:PRX) and a2X Markets (PRX.AJ). Prosus is majority-owned by Naspers.

For more information, please visit www.prosus.com.

NON-GAAP FINANCIAL MEASURES

We track several non-GAAP metrics that we believe are key financial measures of our success. Non-GAAP measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies comparable to us, many of which present non-GAAP measures when reporting their results. These measures can be useful in evaluating our performance against our peer companies because we believe the measures provide users with valuable insight into key components of U.S. GAAP financial disclosures. For example, a company with higher U.S. GAAP net income may not be as appealing to investors if its net income is more heavily comprised of gains on asset sales. Likewise, excluding the effects of interest income and expense moderates the impact of a company’s capital structure on its performance. However, non-GAAP measures have limitations as an analytical tool. Because not all companies use identical calculations, our presentation of non-GAAP financial measures may not be comparable to other similarly titled measures of other companies. They are not presentations made in accordance with U.S. GAAP, are not measures of financial condition or liquidity, and should not be considered as an alternative to profit or loss for the period determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. As a result, these performance measures should not be considered in isolation from, or as a substitute analysis for, results of operations as determined in accordance with U.S. GAAP.

We do not reconcile our forward-looking non-GAAP financial measures to the corresponding U.S. GAAP measures, due to variability and difficulty in making accurate forecasts and projections and/or certain information not being ascertainable or accessible; and because not all of the information necessary for a quantitative reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is available to us without unreasonable efforts. For the same reasons, we are unable to address the probable significance of the unavailable information. We provide non-GAAP financial measures that we believe will be achieved, however we cannot accurately predict all of the components of the adjusted calculations and the U.S. GAAP measures may be materially different than the non-GAAP measures.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Churchill and Skillsoft. Churchill has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Churchill and a prospectus of Churchill, and Churchill will file other documents regarding the proposed transaction with the SEC. The registration statement on Form S-4 was declared effective on May 27, 2021 and the definitive proxy statement/prospectus was mailed on or about May 28, 2021 to stockholders of record on the close of business on April 28, 2021, the record date for special meeting. Before making any voting or investment decision, investors and security holders of Churchill and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Churchill with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill may be obtained free of charge from Churchill at www.churchillcapitalcorp.com. Alternatively, these documents, when available, can be obtained free of charge from Churchill upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500.

Churchill, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill, in favor of the approval of the merger. Information regarding Churchill’s directors and executive officers is contained in Churchill’s Annual Report on Form 10-K/A for the year ended December 31, 2020, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the definitive proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning the completion of the transactions, the expected benefits of the transactions, other possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill’s Form 10-K/A for the year ended December 31, 2020 under Risk Factors in Part I, Item 1A and in the registration statement on Form S-4 discussed above. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Churchill has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Churchill’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill, Skillsoft and Global Knowledge; risks related to Churchill’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; demand for, and acceptance of, Churchill’s products and for cloud-based technology learning solutions in general; Churchill’s ability to compete successfully in competitive markets and changes in the competitive environment in Churchill’s industry and the markets in which Churchill operates; Churchill’s ability to develop new products; failure of Churchill’s information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in Churchill’s industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; Churchill’s ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; Churchill’s ability to protect or obtain intellectual property rights; Churchill’s ability to raise additional capital; the impact of Churchill’s indebtedness on Churchill’s financial position and operating flexibility; and Churchill’s ability to successfully defend ourselves in legal proceedings.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill and is not intended to form the basis of an investment decision in Churchill. All subsequent written and oral forward looking statements concerning Churchill, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

Churchill Capital Corp II

info@churchillcapitalcorp.com

Media

Lauren Odell / Max Dutcher

Gladstone Place Partners

(212) 230-5930